SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ___.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)___.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.3.0026068-4

PUBLICLY-HELD COMPANY

EXCERPT OF ITEMS 2 AND 7 OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 22, 2010

In my role as secretary of the meeting of the Board of Directors, I CERTIFY that items 2 and 7 of the Agenda, dealing with the “Amendment to the Disclosure, Use of Information and Securities Trading Manual” and “Corporate Act: Establishment of the BrT/14 BrT/VIPE Joint Venture for the SUPEL (RO) Bidding Process”, respectively, of the Minutes of the Meeting of the Board of Directors of Brasil Telecom S.A., held on December 22, 2010, at 2:30 p.m., at Rua Humberto de Campos, 425 – 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, read as follows:

“As to item 2 of the Agenda, Maria Gabriela Campos da Silva Menezes Cortes submitted a proposal to adapt the Disclosure, Use of Information and Securities Trading Manual (“Manual”) of the Company to CVM Instruction No. 482, by means of drafting a new paragraph to be inserted in Section III of the Manual (page 14), following the item “Privileged Information and the Duty of Secrecy”. She clarified that such item establishes an objective quiet period, allowing for exceptions for information regularly divulged in the ordinary course of business of the company. In addition, the directors noted the Code of Conduct and Transparency of Telemar Participações S.A., Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., to be followed by anyone who, by virtue of his or her position or function, knows information about those companies. After clarifying any questions, the Directors unanimously approved the proposal.”

“Finally, as to item 7 of the Agenda, Marco Norci Schroeder submitted a proposal to ratify the establishment of a joint venture between BrT, 14BrT and VIPE Telecom Serviços e Informática Ltda. (“VIPE”), created to participate in electronic bidding process No. 450/2010 held on October 14, 2010 by the Department of Security, Defense and Citizenship of the State of Rondônia – SESDEC/RO. The purpose of the auction was to hire a company specialized in fixed and mobile data transmission services, to link the local networks of the decentralized units SESDEC-RO throughout the State of Rondônia. as well as the central unit of SESDEC in the city of Porto Velho, allowing for additional telecommunications services, including the possibility of providing a dedicated communications LINK for IP access to the global communications network, supporting TCP/IP applications and providing solutions for the transfer of any technology applied at the request of SESDEC/RO. He also presented the total amount of the contract (R$13,717,750.00 annually) and the participation of each party to the joint venture (BrT – 69%, 14 BrT – 2% and VIPE – 29%). Finally, he clarified Oi’s strategic interest in the venture. The Directors unanimously approved the above-mentioned proposal.”

All members of the Board of Directors were present and the following signatures were recorded: (/s/) José Augusto da Gama Figueira – Chairman, Maxim Medvedovsky (alternate), João de Deus Pinheiro de Macedo, Eurico de Jesus Teles Neto and Antônio Cardoso dos Santos. Rio de Janeiro, December 22, 2010.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2010

BRASIL TELECOM S.A.

By:	/s/ Luiz Eduardo Falco
Name: Luiz Eduardo Falco
Title: Chief Executive Officer

By:	/s/ Marco Norci Schroeder
Name: Marco Norci Schroeder
Title: Officer